

New York Stock Exchange
11 Wall Street
New York, NY 10005

November 10, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

Amendment to the Certification filed on October 26, 2020

To whom it may concern:

Please note that this certification amends the certification previously filed under SEC accession number 0000876661-20-000976 filed on October 26, 2020.

The NYSE American certifies its approval for listing and registration of the following securities of Consonance-HFW Acquisition Corp., under the Exchange Act of 1934.

- Units, each consisting of one Class A Ordinary Share, and one-third of one Warrant to acquire one Class A Ordinary Share
- Class A Ordinary Shares, par value $0.0001 per share
- Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50

Sincerely,